Filed by CONSOL Energy Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CONSOL Coal Resources LP

Commission File No. 001-37456

Date: November 5, 2020

3rd Quarter 2020 Earnings Supplement November 5, 2020

Disclaimer Forward-Looking Statements All statements in this presentation (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this presentation include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CONSOL Energy Inc. (“CEIX”) and CONSOL Coal Resources LP (“CCR” and, together with CEIX, “we,” “us,” or “our”), which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CEIX and CCR and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CEIX and CCR believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CEIX, CCR and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the coal industry, including a sustained decrease in the level of supply or demand for coal or a sustained decrease in the price of coal; the financial condition of CEIX’s or CCR’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CEIX and CCR. The forward-looking statements in this presentation speak only as of the date of this presentation; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CEIX’s and CCR’s respective Annual Reports on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020 and June 30, 2020, respectively, each filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Additional Information and Where You Can Find It In connection with the proposed transaction, CEIX will file a registration statement on Form S-4, including a consent solicitation statement/proxy statement/prospectus of CEIX and CCR, with the SEC. INVESTORS AND SECURITY HOLDERS OF CEIX AND CCR ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A consent solicitation statement/proxy statement/prospectus will be sent to security holders of CEIX and CCR in connection with the solicitation of the approval of CEIX stockholders and consents of CCR unitholders, respectively, relating to the proposed transaction. Investors and security holders may obtain a free copy of the consent solicitation statement/proxy statement/prospectus (when available) and other relevant documents filed by CEIX and CCR with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent solicitation statement/proxy statement/prospectus and other relevant documents (when available) from CEIX’s website at www.consolenergy.com under the “Investors” tab under the heading “SEC Filings.” Participants in the Solicitation CEIX, CCR and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in CEIX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020, and CCR’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 14, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent solicitation statement/proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. Non-GAAP Measures This presentation includes unaudited “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, including EBITDA, Adjusted EBITDA, Bank EBITDA, EBITDA per Affiliated Company Credit Agreement, Net Leverage Ratio, CONSOL Marine Terminal Adjusted EBITDA, Modified Net Leverage Ratio, Consolidated Net Debt, Consolidated Net Debt less Non-controlling Portion of CCR Affiliate Loan, Net Debt per Affiliated Company Credit Agreement, Liquidity, Adjusted EBITDA Attributable to CONSOL Energy Inc Shareholders, Average Cash Cost of Coal Sold Per Ton, Average Cash Margin Per Ton Sold, Organic Free Cash Flow and Organic Free Cash Flow Net to CEIX Shareholders. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP.

Executive Summary A non-GAAP measure. Please see the appendix for a reconciliation to the most directly comparable GAAP measure. A non-GAAP measure. Please see page 9 for a reconciliation. CONSOL Energy Inc. Announced merger agreement with CCR accelerates deleveraging and sets us on a path to eventual shareholder returns. Improved liquidity and financial flexibility by executing multiple transactional opportunities to generate $60-$70 million in miscellaneous income and gain on sales of assets in 2H20. Resumed repurchases of second lien debt in 3Q20 to accelerate deleveraging. No borrowings on the revolving credit facility at 9/30/20. 3Q20 adjusted EBITDA(1) of $68 million, significant recovery from 2Q20 levels. 3Q20 free cash flow of $4 million. Net leverage ratio(1) at 9/30/20 of 2.8x pro forma for CCR take-in. CONSOL Coal Resources LP Improved liquidity and financial flexibility by executing multiple transactional opportunities to generate $9-$10 million in miscellaneous income and gain on sales of assets in 2H20. Reported 3Q20 adjusted EBITDA(1) of $9 million. Net leverage ratio(1) at 9/30/20 of 3.4x. Total liquidity(2) of $101 million.

Recent Steps to Enhance Financial Flexibility

Clear Path to Further Strengthen the Balance Sheet and Create Long Term Shareholder Value

1. Ongoing opportunistic debt repurchase program ✓
2. Amended credit agreement with no near-term debt maturities ✓
3. Executing multiple monetizations of non-core assets ✓
4. CCR simplification further enhances financial flexibility ✓

No Near-Term Debt Maturities[1]


($ in mm)
$400
$73
$270
$176
$103
2020
2021
2022
2023
2024
2025
Term Loan A
Undrawn RCF
Term Loan B
MEDCO Revenue Bonds
Second Lien Notes

Robust Liquidity


$22
$301
Total Liquidity: $323mm
Revolver
Cash

Source: Company filings and FactSet.
Note: Balance sheet data as of 9/30/2020.
(1) As of September 30, 2020, there were no borrowings on $400mm revolver and it is being used for providing letters of credit with $99mm issued. Excludes capital leases.

4

CONSOL ENERGY CCR

CEIX/CCR Merger Agreement Delivers Significant Benefits for the Combined Company

Simplifies CEIX's Corporate Structure	✓ Streamlines financial reporting and transparency for equity and debt investors ✓ Single public vehicle providing 100% exposure to: – The world-class Pennsylvania Mining Complex ("PAMC") – CONSOL Marine Terminal – Itmann Met Coal Project ✓ Increases CEIX's market capitalization, public float and trading liquidity ✓ Fully aligns CEIX and CCR equityholder interests ✓ Enhances access to capital markets with broader appeal to institutional investors
Improves Financial Position / Flexibility	✓ Cash flow consolidation provides flexibility to further de-lever the balance sheet ✓ Improves consolidated credit metrics – De-leveraging transaction at close – Enhances access to debt capital markets
Delivers Potential Cost Savings and CEIX Value Creation	✓ Estimated cost synergies of ~$3mm per year – Includes elimination of dual public company reporting costs ✓ Immediately enhancing to CEIX 2021E organic free cash flow[1] per share ✓ Accelerates path to capital returns – Ability to reinstate dividends and/or share buyback below 2.0x net leverage[2]

(1) Organic Free Cash Flow defined as Net Cash Provided by Operations less Capital Expenditures.
(2) Based on amended credit agreement as of June 2020.

5

CONSOL ENERGY CCR

CEIX Debt/Equity Repurchases

CEIX Repurchase Program Authorization[1]

- Current availability sits at $100MM.
- Does not include finance lease principal payments of ~$15 million in 2018, ~$19 million in 2019 and ~$19 million in YTD 9/30/2020.



Cumulative Repurchases
Remaining Availability
$50
$38
$12
$50
$24
$26
$100
$65
$35
$100
$43
$57
$175
$110
$65
$200
$112
$88
$200
$72
$128
$200
$56
$144
$270
$101
$169
$270
$101
$169
$270
$100
$170
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

CEIX Repayment/Purchase Update

- Total debt payments of $296MM since the beginning of 2018.
- Total CEIX and CCR share/unit repurchases of $62MM since the beginning of 2018.
- Excludes finance lease principal payments of ~$15 million in 2018, ~$19 million in 2019 and ~$19 million in YTD 9/30/2020.



Debt Repayment
CEIX Equity Purchases
CCR Equity Purchases
$26
$1
$23
$2
$1
$8
$6
$18
$117
$17
$10
$20
$23
$22
$48
$7
$9
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

Note: Chart values in millions
1Q19 is pre-refinancing transaction.
(1) Does not include mandatory amortization of Term Loan A or Term Loan B payments.

6

CONSOL ENERGY CCR

Proven Contracting Strategy and Tier 1 Asset Base Reduces Earnings Volatility

Stable Pricing Profile(1)



CEIX Average Revenue Per Ton
API 2 Spot
Domestic NAPP Coal Average Prompt Month
Average PJM Western Hub Around-The-Clock
Index
160
140
120
100
80
60
40
20
-
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
-12.5%
-29.1%
-32.6%
-44.5%

1st quartile position among global thermal coal production (2019)(2)

(Cash costs $ per tonne)



PAMC
US Appalachia
US Illinois Basin
US Powder River
US Western Bituminous
Thermal Coal Exports
2016
2015
2017
2018
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
US $/Tonne
$120
100
80
60
40
20
0
–
100
200
300
400
500
600
700
800
900
1,000
Cumulative Production (Million Tonnes)

The PAMC's 1st quartile cost position drives global competitiveness despite changes in seaborne thermal supply / demand fundamentals.

Source: CONSOL Energy Inc. historical filings, Wood Mackenzie and ABB Velocity Suite.
(1) Domestic NAPP is sourced from CoalDesk LLC's forecast at 4.75lb sulfur and 13,000 mmBtu
(2) Costs are BTU adjusted and include mining, preparation, transportation, port and overhead costs. PAMC cash costs of coal sold are based on CONSOL Energy Inc. management and peers are based on Wood Mackenzie.

7

CONSOL ENERGY

Third Quarter 2020 Results “Average cash cost of coal sold per ton” and “average cash margin per ton sold” are operating ratios derived from non-GAAP financial measures; each are reconciled to the most directly comparable GAAP financial measure in the appendix. Adjusted EBITDA and CONSOL Marine Terminal Adjusted EBITDA are non-GAAP financial measures. Please see the appendix for a reconciliation of each to net income. Organic Free Cash Flow Net to CEIX Shareholders, a non-GAAP financial measure, is defined as Net Cash Provided by Operations less Capital Expenditures, less Distributions to Noncontrolling Interest. Organic Free Cash Flow is a non-GAAP financial measure defined as Net Cash Provided by Operations less Capital Expenditures. Please see the appendix for a reconciliation to net cash provided by operations, the most directly comparable GAAP measure.

Leverage and Liquidity Analysis “EBITDA”, “Adjusted EBITDA”, “Bank EBITDA”, “Adjusted EBITDA Attributable to CONSOL Energy Inc. Shareholders” and “EBITDA per Affiliated Company Credit Agreement” are non-GAAP financial measures. “Net leverage ratio” and “modified net leverage ratio” are operating ratios derived from non-GAAP financial measures. Please see the appendix for a reconciliation to net income. Adjusted Method is based on “Adjusted EBITDA” and Bank Method is based on “Bank EBITDA”. See appendix for a reconciliation. Calculated as CEIX cash and equivalents of $22.3 million as of 9/30/2020 less CCR cash and equivalents of ~$0.6 million as of 9/30/2020. “Total CEIX Liquidity” and “Total CCR Liquidity” are non-GAAP financial measures reconciled on this page to the most directly comparable measures calculated in accordance with GAAP. Some numbers may not foot due to rounding.

CEIX Balance Sheet Legacy Liabilities 2023E Payments 2019A Payments $61 $54 CEIX legacy liabilities and cash costs ($ mm) CEIX employee-related liability projections Significant legacy liability reductions over the past three years The OPEB liability decreased $9 million from 2018 to 2019. A result of a decreasing trend of actual claims over the past 3 years and the passing of the SECURE Act, despite the large impact of a lower discount rate. Cash payments related to legacy liabilities are declining over time. Approximately 69% of all CEIX employee liabilities are closed classes. Actuarial and demographic developments continue to drive medium-term reduction in liabilities. Actively managing costs down. CEIX’s Qualified Pension Plan was over 95% funded as of 9/30/2020. This compares favorably to 83% funded level of the S&P 1500 universe of companies. Plan asset returns were in the top 4% of US Corporate DB Plans for calendar year 2019 and the top 14% over the last 10 years. Source: Mercer Some totals may not foot due to rounding.

Exemplifying Our Commitment to Continuous Improvement with Bettercoal

CONSOL Committed to Become a Bettercoal Supplier

- Bettercoal is a global organization that was established by major coal buyers.[1]
- Seeks to advance the continuous improvement of sustainability performance in the coal supply chain.
- The "Bettercoal Code" is an internationally recognized standard of operating principles.
  - *Ethical, Social, and Environmental Components*

Bettercoal's Values Align with CONSOL's Management Approach and Commitment to ESG


Creating Shared Value
Continuous Improvement
Transparency
Stakeholder Engagement
Risk Based Approach

(1) Bettercoal, 2019. https://bettercoal.org

11

CONSOL ENERGY CCR

Appendix

CEIX Adjusted EBITDA & Organic Free Cash Flow Net to CEIX Shareholders Reconciliations Some totals may not foot due to rounding.

CCR Adjusted EBITDA & Organic Free Cash Flow Reconciliations Some totals may not foot due to rounding.

CEIX Net Leverage Ratio Reconciliations Some totals may not foot due to rounding.

CCR Net Leverage Ratio Reconciliation Some totals may not foot due to rounding.

Average Cash Margin per Ton Sold and Average Cash Cost of Coal Sold per Ton Reconciliations Some totals may not foot due to rounding.

CONSOL Marine Terminal Adjusted EBITDA Reconciliation Some totals may not foot due to rounding.